

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 19, 2013

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
475 N. Martingale Road Suite 1050
Schaumburg, IL 60173

> **Re: Global Brass and Copper, Inc.
>   Registration Statement on Form S-4
>   Response Dated August 12, 2013
>   File No. 333-189221**

Dear Mr. Hamilton:

We have reviewed your response to our letter dated July 30, 2013 and have the following comment.

1. We note your response to comment one of our letter dated July 30, 2013. Please provide a comprehensive analysis that addresses whether the collateral provision is a material component of the notes.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Lawrence Wee, Esq. (Via E-mail)
     Paul Weiss, Rifkind, Wharton & Garrison LLP